FORM 51-102F3 - MATERIAL CHANGE REPORT

1. Name and Address of Company

Loncor Gold Inc.

1 First Canadian Place

Suite 7070, 100 King Street West

Toronto, Ontario

M5X 1E3

2. Date of Material Change

January 31, 2022.

3. News Release

The news release (the "News Release") attached hereto as Schedule "A" was issued through Canada Newswire on January 31, 2022.

4. Summary of Material Change

See the attached News Release, which News Release is incorporated herein.

5. Full Description of Material Change

5.1 Full Description of Material Change

See the attached News Release, which News Release is incorporated herein.

5.2 Disclosure for Restructuring Transactions

Not applicable.

6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7. Omitted Information

Not applicable.

8. Executive Officer

Arnold T. Kondrat (Executive Chairman of the Board) - (416) 366-7300.

9. Date of Report

February 9, 2022.

Schedule “A”

Press Release

Loncor Files Adumbi PEA Technical Report Confirming Annual Gold Production of 303,000 ounces/year at a Feed Grade of 2.17 g/t over 10.3 Year Mine Life

Preliminary Discussions held with Potential Strategic Partners

Toronto, Canada - January 31, 2022 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO51") is pleased to announce that it has filed on SEDAR a National Instrument 43-101 technical report relating to the Preliminary Economic Assessment ("PEA") of the Company's proposed open pit Adumbi gold deposit within its 84.68%-owned Imbo Project in the Democratic Republic of the Congo (the "DRC")  Results of the Adumbi PEA were reported in the Company's December 15, 2021 press release.

Highlights from December 15, 2021 press release confirmed in Adumbi PEA Technical Report:

- Average annual production for Adumbi of 303,000 ounces of gold over a 10.3 mine life within proposed pit shell at an average feed of 2.17 g/t Au over the proposed pit life.

- Pre-tax NPV (5% discount) of US$895 million and post-tax NPV of US$624 million for HEP Hybrid case at a US$1,600 gold price.

- Using a US$1,760 gold price, post-tax NPV (5% discount) of US$879 million for HEP Hybrid case.

- Average total cash costs of US$852 per ounce over life of mine and AISC of US$950 per ounce for HEP Hybrid case.

- The Adumbi Indicated Mineral Resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t Au) and Inferred Mineral Resource of 1.78 million ounces of gold (20.828 million tonnes grading 2.65 g/t Au) constrained within a US$1,600 per ounce optimised pit shell.

A copy of the Adumbi PEA technical report can be obtained from SEDAR at www.sedar.com under Loncor's issuer profile.

In addition, the Company reports that it has been in preliminary discussions with potential strategic partners with respect to further development of the Company's Adumbi and Makapela gold deposits (see below for information in respect of Makapela).

Project Opportunities/Upside

Based on the positive results of the Adumbi PEA, further work is warranted at Adumbi to advance the project up the value curve by completing follow up feasibility studies on the project.  A number of potential opportunities have been identified for increasing mineral resources and enhancing the economics and financial returns at Adumbi that include the following:

  Increasing and Upgrading Mineral Resources at Adumbi and within the Imbo Project.

There is excellent exploration potential to further increase the mineral resources at Adumbi and within the Imbo Project area.  At Adumbi, the mineralized BIF (Banded Ironstone Formation) host sequence increases in thickness below the open pit shell and wide spaced drilling has already intersected grades and thicknesses amenable to underground mining.  Further drilling is required to initially outline a significant underground inferred mineral resource which can then be combined with the open pit mineral resource so that studies can be undertaken for a combined open pit and underground mining scenario at Adumbi.  Besides increasing the resource base, a combined open pit/underground project could increase grade throughput and reduce strip ratios with the higher grade, deeper mineral resources being mined more economically by underground, which could increase annual gold production and drive down operating costs.  Additional deposits and prospects occur close by to Adumbi and have the potential to add mineral resources and feed for the Adumbi mine development.  Along trend from Adumbi, the Manzako and Kitenge deposits remain open along strike and at depth and further drilling is warranted on these two deposits, while further along the structural trend to the southeast across the Imbo river and within the Imbo Project, four prospects (Esio Wapi, Paradis, Museveni and Mungo Iko) have been outlined which require initial drilling.

  Additional Mineral Resources within the Ngayu Greenstone Belt.

Additional feed for the Adumbi processing plant could also come from Loncor's 100%-owned high grade Makapela deposit, where Indicated Mineral Resources of 2.20 million tonnes grading 8.66 g/t Au (614,200 ounces of gold) and Inferred Mineral Resources of 3.22 million tonnes grading 5.30 g/t Au (549,600 ounces of gold) have been outlined to date with the high-grade material potentially being able to be transported economically to Adumbi.

  Additional Geotechnical Investigations

Additional geotechnical investigations including drilling is recommended to optimize and potentially steepen pit slopes especially for the competent fresh BIF host rock which could reduce the strip ratio and thereby lower mining costs at Adumbi.

  Further Metallurgical Testwork

Additional metallurgical testwork including additional flotation and petrographic studies is recommended to confirm recoveries, reagent consumptions and optimize flowsheet design.

  Potential to Reduce Pre-Production Capital Costs Through a Hydroelectric Hybrid Power Agreement with Third Parties

As described in the Adumbi PEA study, hydroelectric sites have already been identified close to Adumbi and further studies are required to optimize the power set for the operation.  Loncor is already in discussion with potential power suppliers with experience in the DRC to project finance and build a hydroelectric facility at Adumbi, and then have an offtake agreement with the Company to supply power for the mining operation.  Such an agreement could improve the financial economics of the project.

Cautionary Statement:

The Adumbi PEA is preliminary in nature and includes Inferred Mineral Resources in the open pit outlines that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves.  There is no certainty that all the conclusions reached in the Adumbi PEA will be realized.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Qualified Persons

Mr. Philemon Bundo, Senior Vice President of Process at New SENET (Pty) Ltd, and Mr. Daniel Bansah, Chairman and Managing Director of Minecon Resources and Services Limited, are the "qualified persons" (as such term is defined in National Instrument 43-101) who are responsible for the technical information disclosed in this press release.  Mr. Bansah and Mr. Bundo have reviewed and approved the contents of this press release.

Technical Reports

Additional information with respect to the Company's Adumbi deposit (and other properties of the Company within its Imbo Project) is contained in the technical report of New SENET (Pty) Ltd and Minecon Resources and Services Limited dated December 15, 2021 and entitled "NI 43-101 Preliminary Economic Assessment of the Adumbi Deposit in the Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com.

Information with respect to the Company's Makapela Project, and certain other properties of the Company in the Ngayu gold belt, is contained in the technical report of Venmyn Rand (Pty) Ltd dated May 29, 2012 and entitled "Updated National Instrument 43-101 Independent Technical Report on the Ngayu Gold Project, Orientale Province, Democratic Republic of the Congo".  A copy of the said report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focussed on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt currently comprises the Imbo and Makapela Projects.  At the Imbo Project, the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Loncor has been carrying out a drilling program at the Adumbi deposit with the objective of outlining additional mineral resources.  The Makapela Project (which is 100%-owned by Loncor and is located approximately 50 kilometres from the Imbo Project) has an indicated mineral resource of 614,200 ounces of gold (2.20 million tonnes grading 8.66 g/t Au) and an inferred mineral resource of 549,600 ounces of gold (3.22 million tonnes grading 5.30 g/t Au).

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com

Cautionary Note to U.S. Investors

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in this press release have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System.  These standards differ from the requirements of the U.S. Securities and Exchange Commission, and resource information contained in this press release may not be comparable to similar information disclosed by U.S. companies.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, net present values, Adumbi project opportunities, mineral resource estimates, potential underground mineral resources, potential mineralization, potential gold discoveries, drill targets, potential mineral resource increases, exploration results, and future exploration and development plans) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, uncertainty of estimates of capital and operating costs, production estimates and estimated economic return, the possibility that actual circumstances will differ from the estimates and assumptions used in the Adumbi PEA, the possibility that future exploration (including drilling) or development results will not be consistent with the Company's expectations, the possibility that drilling or development programs will be delayed, activities of the Company may be adversely impacted by the continued spread of the widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19"), including the ability of the Company to secure additional financing, risks related to the exploration stage of the Company's properties, uncertainties relating to the availability and costs of financing needed in the future, failure to establish estimated mineral resources (the Company's mineral resource figures are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets or equity markets, political developments in the DRC, gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production), fluctuations in currency exchange rates, inflation, changes to regulations affecting the Company's activities, delays in obtaining or failure to obtain required project approvals, the uncertainties involved in interpreting drilling results and other geological data and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual report on Form 20-F dated March 31, 2021 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

Cautionary Note Concerning Mineral Resource Estimates

The mineral resource figures referred to in this press release are estimates and no assurances can be given that the indicated levels of gold will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices.  Valid estimates made at a given time may significantly change when new information becomes available.  While the Company believes that the mineral resource estimates included in this press release are well established, by their nature mineral resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable.  If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Mineral resources are not mineral reserves and do not have demonstrated economic viability.  There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration.  Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability worthy of public disclosure (except in certain limited circumstances).  Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Cautionary Note Concerning Non-GAAP Measures

This press release includes certain terms or performance measures commonly used in the mining industry that are not defined under International Financial Reporting Standards ("IFRS"), including cash costs and AISC (all-in sustaining costs) per payable ounce of gold sold.  Non-GAAP measures do not have any standardized meaning prescribed under IFRS and, therefore, they may not be comparable to similar measures employed by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate performance.  The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

For further information, please visit our website at www.loncor.com or contact:

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 7904 540 856

Arnold Kondrat, Executive Chairman, +1 416 366 7300